T: 860.973.7070
123 MAIN STREET	F: 860.589.3507
BRISTOL, CT 06010-6307	BGInc.com

September 10, 2013

VIA EDGAR

John Cash
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:	Comment Letter Dated
August 13, 2013 Regarding
Barnes Group Inc.
Form 10-K for the fiscal year ended December 31, 2012
Form 10-Q for the period ended March 31, 2013
File No. 1-4801

Dear Mr. Cash:

In connection with your review of the captioned filings of Barnes Group Inc. (the “Company”), we respectfully submit the following responses to the comments and questions as reflected in your letter dated August 13, 2013.  We have used the same number system and captions as reflected in your letter, and have included our response following each comment and question.

Should you have any further comments or questions or need additional information, please correspond with the undersigned at our Bristol, Connecticut corporate address.  Please also feel free to contact me at our headquarter office (860-583-7070).

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2013

14. Commitments and Contingencies, page 17

1.
We note your response to comment seven from our letter dated July 1, 2013. Given the material impact that the unfavorable tax court decision had upon your income from continuing operations for the three and six months ended June 30, 2013 as well as the impact it will have upon your liquidity when payment becomes due, please tell us the following:

•
Describe in greater detail how the specific tax position(s) taken by the Company regarding the federal taxation of foreign income of certain foreign subsidiaries differed from the factors considered by the tax court in reaching their decision;

Response:  In 2000 and 2001, the Company implemented an investment plan with several of its US and non-US subsidiaries (“the Plan”).  After evaluating the federal income tax consequences of the Plan, the Company concluded that the Plan did not result in taxable income for the Company.   In reaching this conclusion, the Company primarily relied on an IRS revenue ruling issued in 1974 and the tax authorities cited therein (“the 1974 ruling”)1.

In its April 2013 decision, the Tax Court (“the Court”) reached a contrary conclusion.  The Court held that the Company could not rely on the 1974 ruling because of factual differences between the Plan and the fact pattern at issue in the 1974 ruling.  The Court also held that, in substance, the Plan was a taxable dividend.  The Court further held that the Company was liable for the penalty imposed by the IRS.

The significant differences between the specific tax positions taken by the Company in connection with the Plan and the factors considered by the Court are as follows:

1.  The Court determined that the 1974 ruling could be distinguished from the Plan due to specific factual differences.  The Company concluded that the 1974 ruling contains an intentionally generic set of facts and states legal principles of broad application and therefore should be applicable to the Plan.

2.  The Court concluded that the Company had not established sufficient business purpose for certain aspects of the Plan and ruled that, in substance, the Plan was a taxable dividend.  The Company concluded that the Plan should not be re-characterized as a taxable dividend primarily because there was business purpose for the Plan and because the substance of the Plan was consistent with the form of the transaction.

3.  The Court held that the Company could not rely on the 1974 ruling and held that the Company was liable for the penalty.  The Company concluded that the penalty should not apply because the 1974 ruling provided authority for the Company’s tax position and because the Company reasonably relied in good faith on a written opinion provided by its outside tax advisor.

_________________________

1 Revenue Ruling 74-503

•
Tell us how you historically contemplated the possibility that the IRS could reach a different conclusion based upon the same facts and circumstances and how that possibility was reflected in your accounting for income tax liabilities as of December 31, 2012 and March 31, 2013; and

Response:  Prior to filing its federal income tax returns for the 2000 and 2001 tax periods, the Company received a written opinion from its outside tax advisor.  The opinion provided an analysis of the facts underlying the Plan and an analysis of the applicable law relating to the federal income tax consequences of the Plan, including the 1974 ruling.  The opinion concluded that the Company should not have taxable income as a result of the Plan.  The Company reviewed the opinion and concurred with the analysis and conclusions in the opinion.

When it became clear in 2004 that the IRS disagreed with the Company’s tax position, the Company disclosed the IRS challenge in the footnotes to its financial statements.  It has included disclosure of this matter every year since.

Despite the IRS challenge, the Company believed throughout that it should prevail if the matter was litigated given its consideration of the IRS arguments and its own.    Nonetheless, given the typical cost and uncertainty associated with litigation, the Company considered potential settlement alternatives as a means of resolving the matter.   Accordingly, the Company accrued a tax liability that corresponded to its assessment of the most likely cost of a settlement.

The accrued tax liability and disclosure was reflected in the Company’s financial statements reported as of December 31, 2012 and March 31, 2013.

•	Explain the factors you historically relied upon to support your assessment that it was more likely than not that the position you had taken would be sustained upon examination.

Response:  In concluding that it was more likely than not that the Company’s position would be sustained upon examination, the Company primarily relied on the 1974 ruling.   From its publication date in 1974 through 2005, the analysis and conclusions in the 1974 ruling were unchallenged by the IRS until a subsequent ruling was released in 20062 (“the 2006 ruling”).

The 2006 ruling provided that the IRS would not challenge a position taken prior to December 2005 by a taxpayer that reasonably relied on the conclusions in the 1974 ruling.  Because the Company believed there were no material factual differences between the 1974 ruling and the Plan and also because the IRS applied the same analysis used in the1974 ruling in a context similar to the Plan, the Company concluded that its reliance on the 1974 ruling was reasonable and that the IRS would be precluded by the 2006 ruling from challenging the Company’s position.

During its examination, the IRS also raised arguments challenging the substance of the Plan.  In concluding that it was more likely than not that these arguments would not be sustained, the Company primarily relied on the lack of any objective evidence to support the IRS position that the

_______________________

2 Revenue Ruling 2006-2

substance of the Plan was a dividend.  Additionally, the Company believed that its business purpose for the transaction should preclude the re-characterization of the transaction.

During its examination, the IRS also imposed a penalty.  In concluding that it was more likely than not that this penalty would not be sustained, the Company relied on the 1974 ruling and on the opinion of its outside tax advisor to provide authority for the Company’s tax position.

       The Company disagrees with the Court’s decision and plans to appeal to the United States Court of Appeals for the Second Circuit.

* * * * *

In response to the Commission’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Thank you for your comments.  We trust that these responses are sufficient for your purposes.  However, if you have any further questions or comments, please feel free to contact me.

Yours truly,

/s/ Christopher J. Stephens, Jr.

Christopher J. Stephens, Jr.
Chief Financial Officer

Cc:          Lisa Etheredge, Staff Accountant (SEC)
Claudia S. Toussaint, Esq., Senior Vice President, General Counsel and Secretary, Barnes Group Inc.
David A. Cifrino, Esq., McDermott Will & Emery LLP